                                                              FILED PURSUANT TO
                                                                 RULE 424(b)(5)
                                                             FILE NO. 333-18569
                                                                      333-68681
PROSPECTUS SUPPLEMENT
(To Prospectus Dated August 9, 2001)

                                $1,000,000,000

                       [LOGO COCA-COLA ENTERPRISES INC.]

                      $450,000,000 5.375% Notes due 2006
                      $550,000,000 6.125% Notes due 2011

                                 ------------


  We will pay interest on the notes on February 15 and August 15 of each year, beginning on February 15, 2002. Each series of notes will mature on August 15 of its respective year of maturity. We have the option to redeem all or a portion of either series of the notes, on no less than 30 or more than 60 days' notice mailed to holders of the notes, at the applicable make-whole prices set forth in this prospectus supplement, plus accrued interest, if any.

  The notes will be unsecured and unsubordinated obligations of our company and rank equally with all of our other existing and future unsecured senior indebtedness. The notes will be issued only in registered form in denominations of $1,000 and integral multiples of $1,000.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                 ------------


                                                          Per 5.375%              Per 6.125%
                                                           Note Due                Note Due
                                                             2006       Total        2011       Total
                                                          ---------- ------------ ---------- ------------
Public offering price                                       99.589%  $448,150,500   99.683%  $548,256,500
Underwriting discount                                        0.550%  $  2,475,000    0.650%  $  3,575,000
Proceeds to Coca-Cola Enterprises Inc. (before expenses)    99.039%  $445,675,500   99.033%  $544,681,500

   Interest on the notes will accrue from August 15, 2001 to date of delivery.

                                 ------------

  The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about August 15, 2001. Notwithstanding any statements to the contrary in the accompanying prospectus, settlement for the notes is expected to occur on the fourth business day after the date of this prospectus supplement.
                                 ------------

                          Joint Book-Running Managers

Banc of America Securities LLC Deutsche Banc Alex. Brown Salomon Smith Barney

                                 ------------

SunTrust Equitable Securities Corporation
               HSBC
                                 ABN AMRO Incorporated
                                                             CIBC World Markets

August 9, 2001

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
                             Prospectus Supplement

Where You Can Find More Information........................................  S-1

Incorporation of Certain Documents by Reference............................  S-2

Summary Financial Data.....................................................  S-3

Ratio of Earnings to Fixed Charges.........................................  S-4

Forward-Looking Information................................................  S-5

Acquisitions...............................................................  S-5

The Offering...............................................................  S-6

Use of Proceeds............................................................  S-7

Capitalization.............................................................  S-7

Description of Notes.......................................................  S-8

Underwriting............................................................... S-11

Legal Matters.............................................................. S-12

Experts.................................................................... S-12

                                   Prospectus

Private Securities Litigation Reform Act of 1995 Safe Harbor Cautionary
 Statement................................................................   1

Coca-Cola Enterprises Inc. ...............................................   1

Use of Proceeds...........................................................   2

Ratio of Earnings to Fixed Charges........................................   2

Summary Financial Data....................................................   3

The Securities............................................................   4

Description of Debt Securities............................................   4

Certain Covenants in the Indenture........................................   9

Description of Debt Warrants..............................................  13

Description of Currency Warrants..........................................  14

Plan of Distribution......................................................  16

Legal Matters.............................................................  16

Experts...................................................................  16

Where to Find More Information............................................  16

   This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of the notes and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part is the accompanying prospectus, which gives more general information, some of which may not apply to the notes. To the extent there is a conflict between the information contained in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document that has previously been filed, on the other hand, the information in this prospectus supplement shall control.

   You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

                      WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). You can inspect and copy these reports, proxy statements and other information at the public reference facilities of the SEC, in Room 1024, 450 Fifth Street, N.W., Washington D.C. 20549. You can also obtain copies of these materials from the public reference section of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on its public reference room. The SEC also maintains a web site that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can inspect reports and other information we file at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

   We are "incorporating by reference" into this prospectus supplement certain information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information contained in subsequent documents incorporated by reference or appearing directly in this prospectus supplement. This prospectus supplement incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our finances.

     Coca-Cola Enterprises
     Inc. SEC Filings
          (File No. 1-9300)           Period/Date Filed
     ----------------------  -----------------------------------
   Annual Report on Form
    10-K...................  Fiscal year ended December 31, 2000
   Proxy Statement.........  Filed March 12, 2001
   Quarterly Report on Form
    10-Q...................  Filed May 1, 2001
   Quarterly Report on Form
    10-Q...................  Filed July 26, 2001
   Current Report on Form
    8-K....................  Filed January 25, 2001
   Current Report on Form
    8-K....................  Filed March 29, 2001
   Current Report on Form
    8-K....................  Filed April 12, 2001
   Current Report on Form
    8-K....................  Filed April 23, 2001
   Current Report on Form
    8-K....................  Filed May 1, 2001
   Current Report on Form
    8-K....................  Filed June 8, 2001
   Current Report on Form
    8-K....................  Filed July 11, 2001
   Current Report on Form
    8-K....................  Filed July 17, 2001
   Current Report on Form
    8-K....................  Filed July 23, 2001

   All documents we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus supplement to the end of the offering of the notes under this document shall also be deemed to be incorporated herein by reference and will automatically update information in this prospectus supplement.

   You may request a copy of these filings at no cost, by writing or calling Coca-Cola Enterprises Inc. at the following address or telephone number:

                                          Corporate Secretary
                                          Coca-Cola Enterprises Inc.
                                          2500 Windy Ridge Parkway
                                          Atlanta, Georgia 30339
                                          Tel (770) 989-3000
                                          Fax (770) 989-3619

                             SUMMARY FINANCIAL DATA

   The following table sets forth selected interim unaudited consolidated financial data of the Company. With respect to the six-month periods ended June 29, 2001 and June 30, 2000, unaudited condensed consolidated financial statements are included in the Company's Quarterly Reports on Form 10-Q for such periods. The interim data are not necessarily indicative of results for the full year.

                                                          Six Months Ended
                                                         ---------------------
                                                         June 29,    June 30,
                                                           2001        2000
                                                         ---------   ---------
                                                             (unaudited;
                                                         in millions, except
                                                           per share data)
OPERATIONS SUMMARY:
Net operating revenues.................................. $   7,457   $   7,321
Cost of sales...........................................     4,613       4,495
                                                         ---------   ---------
Gross profit............................................     2,844       2,826
Selling, delivery and administrative expenses...........     2,507       2,294
                                                         ---------   ---------
Operating income........................................       337         532
Interest expense, net...................................       380         396
Other nonoperating expense (income), net................       --          --
                                                         ---------   ---------
Income (loss) before income taxes.......................       (43)        136
Income tax expense (benefit)(A).........................       (74)         46
                                                         ---------   ---------
Net income .............................................        31          90
Preferred stock dividends...............................         2           2
                                                         ---------   ---------
Net income applicable to common shareowners............. $      29   $      88
                                                         =========   =========

OTHER OPERATING DATA:
Depreciation expense.................................... $     437   $     400
Amortization expense....................................       225         227

AVERAGE COMMON SHARES OUTSTANDING:
Basic...................................................       419         420
Diluted.................................................       428         431

PER SHARE DATA:
Basic net income per share applicable to common
 shareowners............................................      0.07        0.21
Diluted net income per share applicable to common
 shareowners............................................      0.07        0.20
Dividends per common share..............................      0.08        0.08

FINANCIAL POSITION:
Property, plant, and equipment, net..................... $   5,777   $   5,538
Franchises and other noncurrent assets, net.............    13,622      14,032
Total assets............................................    22,269      22,374
Long-term debt..........................................    11,325      11,519
Shareowners' equity.....................................     2,873       2,779

----------
(A) Income tax expense (benefit) in 2001 includes an income tax rate change (benefit) of approximately $(46) million or $0.11 per common share related to income tax rate reductions in Canada.

                       RATIO OF EARNINGS TO FIXED CHARGES
                     (unaudited; in millions except ratios)

                                              Quarter Ended   Six Months Ended
                                            ----------------- -----------------
                                            June 29, June 30, June 29, June 30,
                                              2001     2000     2001     2000
                                            -------- -------- -------- --------
Computation of Earnings:
  Earnings (loss) from continuing
   operations before income taxes.........    $ 83     $187     $(43)    $136
Add:
  Interest expense........................     186      194      375      384
  Amortization of capitalized interest....     --       --         1        1
  Amortization of debt premium/discount
   and expenses...........................       3        7        6       15
  Interest portion of rent expense........       7        6       13       12
                                              ----     ----     ----     ----
Earnings as Adjusted......................    $279     $394     $352     $548
                                              ====     ====     ====     ====
Computation of Fixed Charges:
  Interest expense........................    $186     $194     $375     $384
  Capitalized interest....................     --         1        1        1
  Amortization of debt premium/discount
   and expenses...........................       3        7        6       15
  Interest portion of rent expense........       7        6       13       12
                                              ----     ----     ----     ----
Fixed Charges.............................     196      208      395      412
Preferred Stock Dividends(A)..............       1        1        2        2
                                              ----     ----     ----     ----
Combined Fixed Charges and Preferred Stock
 Dividends................................    $197     $209     $397     $414
                                              ====     ====     ====     ====
Ratio of Earnings to Fixed Charges(B).....    1.42     1.90       (C)    1.33
                                              ====     ====     ====     ====
Ratio of Earnings to Combined Fixed
 Charges and Preferred Stock
 Dividends(B).............................    1.42     1.89       (C)    1.32
                                              ====     ====     ====     ====

----------
(A) Preferred stock dividends have been increased to an amount representing the pretax earnings which would be required to cover such dividend requirements.
(B) Ratios were calculated prior to rounding to millions.
(C) Earnings for the six months ended June 29, 2001 were insufficient to cover fixed charges and combined fixed charges and preferred stock dividends by $43 million and $45 million, respectively.

                          FORWARD-LOOKING INFORMATION

   Some of the statements in this prospectus supplement and any documents incorporated by reference constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from those expressed or implied by any forward-looking statements.

   In some cases, you can identify forward-looking statements by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or "continue" or the negative of those terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially due to a number of factors including:

  . ineffective advertising, marketing and promotional programs that result in lower than expected volume;

  . efforts to manage price that adversely affect volume;

  . efforts to manage volume that adversely affect price;

  . changes in the estimates of charges related to the restructuring of our North American operations;

  . an inability to meet performance requirements for expected levels of marketing support payments from The Coca-Cola Company;

  . material changes from expectations in the costs of raw materials and ingredients;

  . an inability to achieve expected returns on cold drink equipment and employee infrastructure expenditures;

  . an inability to meet projections for performance in newly-acquired territories;

  . potential assessment of additional taxes resulting from audits conducted by the Canadian Customs and Revenue Agency;

  . unexpected costs or effect on European sales associated with conversion to the common European currency (the euro);

  . unfavorable interest rate and currency fluctuations; and

  . the impact of the final standards issued in connection with the Financial
    Accounting Standards Board project on business combinations and amortization of intangible assets.

   Moreover, we do not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. We have no duty to update any of the forward-looking statements after the date of this prospectus supplement. In assessing these forward-looking statements you should carefully consider the factors discussed under "Management's Discussion and Analysis of Results of Operations and Financial Condition" in our most recent annual report on Form 10-K, which describes risks and factors that could cause results to differ materially from those projected in such forward-looking statements.

   We caution you that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risks emerge from time to time. Management cannot predict such new risks or the impact of such new risks on our business. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

                                  ACQUISITIONS

   On July 10, 2001, we acquired Hondo Incorporated and Herbco Enterprises, Inc., bottlers operating in several metropolitan areas, including Chicago, Illinois; Milwaukee, Wisconsin; Indianapolis, Indiana and Rochester, New York, for a total transaction value (purchase price and acquired debt) of approximately $1.4 billion. The acquisition was funded using cash on hand, our common stock, and approximately $900 million of new commercial paper indebtedness.

   The total cost of all our acquisitions since our reorganization in 1986 is approximately $14.6 billion, including assumed and issued debt where applicable.

   We intend to acquire only bottling businesses offering us the ability to increase long-term shareowner value.

                                  THE OFFERING

 Issuer..................................... Coca-Cola Enterprises Inc.

 Notes...................................... $450,000,000 principal amount of
                                             5.375% notes due August 15, 2006
                                             (the "2006 Notes") and
                                             $550,000,000 principal amount of
                                             6.125% notes due August 15, 2011
                                             (the "2011 Notes"). The 2006
                                             Notes will be issued at a price
                                             of 99.589% per note. The 2011
                                             Notes will be issued at a price
                                             of 99.683% per note.

 Maturity of Notes.......................... Each series of notes will mature on August 15 of its respective
                                             year of maturity.

 Redemption................................. We have the option to redeem all or a portion of either series of
                                             the notes at any time, on no less
                                             than 30 or more than 60 days'
                                             notice mailed to holders of the
                                             notes, at the applicable make-
                                             whole prices set forth in this
                                             prospectus supplement, plus
                                             accrued interest, if any. See
                                             "Description of Notes--Optional
                                             Redemption."

 Ranking.................................... The notes will be unsecured and unsubordinated obligations and
                                             will rank equal in right of
                                             payment to all our existing and
                                             future unsecured and
                                             unsubordinated indebtedness.

 Interest................................... We will pay interest on the notes semi-annually in arrears on
                                             February 15 and August 15 of each
                                             year, beginning on February 15,
                                             2002.

 Sinking Fund............................... None.

 Events of Default.......................... If there is an event of default on the notes, the principal
                                             amount of the notes plus accrued
                                             and unpaid interest may be
                                             declared due and payable. These
                                             amounts automatically become due
                                             and payable in certain
                                             circumstances. See "Certain
                                             Covenants in the Indenture --
                                             Events of Default" on page 12 of
                                             the prospectus.

 Use of Proceeds............................ We expect to use a portion of the proceeds of this offering to
                                             repay outstanding commercial
                                             paper incurred to fund, in part,
                                             the acquisition of Hondo
                                             Incorporated and Herbco
                                             Enterprises, Inc. We will use the
                                             remaining proceeds, if any, for
                                             general corporate purposes, which
                                             may include acquisitions. See
                                             "Use of Proceeds."

 DTC Eligibility............................ The notes will be issued in book-
                                             entry form and will be
                                             represented by one or more
                                             permanent global certificates
                                             deposited with a custodian for
                                             and registered in the name of a
                                             nominee of the Depository Trust
                                             Company in New York, New York.
                                             Beneficial interests in any such
                                             securities will be shown on, and
                                             transfers will be effected only
                                             through, records maintained by
                                             DTC and its direct and indirect
                                             participants and any such
                                             interest may not be exchanged for
                                             certificated securities, except
                                             in limited circumstances. See
                                             "Description of Notes --
                                             Book-Entry Procedures."

 Trading.................................... The notes will not be listed on any securities exchange or
                                             included in any automated
                                             quotation system.

                                USE OF PROCEEDS

   We estimate that the net proceeds from this offering will be approximately $990,082,000, after deducting the underwriters' discount and certain offering expenses. We expect to use a portion of the proceeds of this offering to pay outstanding commercial paper incurred to fund, in part, the acquisitions of Hondo Incorporated and Herbco Enterprises, Inc. We will use the remaining proceeds, if any, for general corporate purposes, which may include other acquisitions. At August 8, 2001, our commercial paper borrowings bore a blended rate of 3.76% per annum.

                                 CAPITALIZATION

   The following table sets forth the unaudited capitalization of the Company at June 29, 2001, and such capitalization as adjusted to reflect the application of estimated net proceeds of approximately $990 million from this offering to reduce commercial paper borrowings issued subsequent to June 29, 2001 in connection with our acquisition of Hondo Incorporated and Herbco Enterprises, Inc. This data should be read in conjunction with the Consolidated Financial Statements of the Company and the "Use of Proceeds" section included elsewhere in this prospectus supplement.

                                                               June 29, 2001
                                                              -----------------
                                                                          As
                                                              Actual   Adjusted
                                                              -------  --------
                                                               (unaudited; in
                                                                 millions)
Long-term debt:
  U.S. commercial paper (weighted average rate of 3.9%, as
   adjusted rate of 3.8%).................................... $ 1,527  $ 1,335
  Canadian dollar commercial paper (weighted average rate of
   4.6%).....................................................     318      318
  Canadian dollar notes due 2001 -- 2009 (weighted average
   rate of 5.5%).............................................     755      755
  Notes due 2001 -- 2037 (weighted average rate of 6.9%, as
   adjusted rate of 6.5%)....................................   2,114    3,114
  Debentures due 2012 -- 2098 (weighted average rate of
   7.4%).....................................................   3,782    3,782
  8.35% zero coupon notes due 2020 (net of unamortized
   discount of $496).........................................     133      133
  Euro notes due 2001 -- 2021 (weighted average rate of
   6.3%).....................................................   2,283    2,283
  Various foreign currency debt..............................     231      231
  Additional debt............................................     107      107
                                                              -------  -------
  Long-term debt including effect of net asset positions of
   currency swaps............................................  11,250   12,058
  Net asset positions of currency swap agreements............      75       75
                                                              -------  -------
    Total long-term debt..................................... $11,325  $12,133
Shareowners' Equity
  Preferred stock............................................ $    37  $    37
  Common stock, $1 par value-- Authorized -- 1,000,000,000
   shares; Issued -- 452,439,050 shares......................     452      452
  Additional paid-in capital.................................   2,706    2,706
  Reinvested earnings........................................     608      608
  Accumulated other comprehensive income (loss)..............    (211)    (211)
  Common stock in treasury, at cost -- 32,068,998 shares.....    (719)    (719)
                                                              -------  -------
    Total shareowners' equity................................ $ 2,873  $ 2,873
      Total capitalization................................... $14,198  $15,006
                                                              =======  =======

                              DESCRIPTION OF NOTES

   The following description of the terms of the notes offered in this prospectus supplement and referred to in the prospectus as the "Debt Securities" supplements the description of the general terms of Debt Securities in the prospectus, to which description you are referred. The notes will constitute a series of Debt Securities and will be issued under the Indenture, dated as of July 30, 1991, as amended as of January 29, 1992 between us and The Chase Manhattan Bank, as trustee. The following summary of the notes should be read in conjunction with the description of the Debt Securities in the prospectus; this summary of the notes and such description are qualified in their entirety by reference to the Indenture.

   The notes issued in this offering will be limited to $1,000,000,000 in aggregate principal amount, as a result of which, as of the closing date of this offering, $1,720,575,000 aggregate principal amount of Debt Securities will remain available to be offered by us under the registration statement of which this prospectus supplement and the accompanying prospectus form a part. These notes and any additional debt securities issued under the Indenture may be designated as a single series, in which case they would vote together as a single class under the Indenture. The notes will constitute part of our unsecured and unsubordinated obligations and will rank equal in right of payment to all of our existing and future unsecured and unsubordinated obligations. Our rights and the rights of our creditors, including holders of notes, to participate in the distribution of assets of any subsidiary upon such subsidiary's liquidation or recapitalization, or otherwise, will be subject to the prior claims of such subsidiary's creditors, except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary.

   The notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the notes will be issued in the form of a global note registered in the name of the Depository Trust Company ("DTC") or its nominee, as described below. Each series of notes will bear interest from August 15, 2001, at the respective annual rate set forth on the cover page of this prospectus supplement. Each series of notes will mature on August 15 of its respective year of maturity. Interest on the notes will be payable semiannually on February 15 and August 15, commencing on February 15, 2002, to the persons in whose names the notes are registered at the close of business on the preceding January 31 or July 31, respectively. The notes will not be subject to any sinking fund.

   Notwithstanding any statements to the contrary in the accompanying prospectus, settlement for the notes is expected to occur on the fourth business day after the date of this prospectus supplement.

   The Indenture permits the defeasance of Debt Securities upon the satisfaction of the conditions described under "Certain Covenants in the Indenture -- Satisfaction and Discharge of Indenture" in the accompanying prospectus. The notes are subject to these defeasance provisions.

Optional Redemption

   We have the option to redeem all or a portion of either series of the notes, on no less than 30 or more than 60 days' notice mailed to holders of the notes, at any time at a redemption price equal to the greater of (i) 100% of the principal amount of the notes to be redeemed and (ii) the sum of the present values of the Remaining Scheduled Payments (as defined herein) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined herein) plus 15 basis points and 20 basis points for the 2006 Notes and 2011 Notes, respectively, plus accrued interest on the principal amount being redeemed to the date of redemption.

   "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity (computed as of the second business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

   "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

   "Independent Investment Banker" means any of the Reference Treasury Dealers appointed by us.

   "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (ii) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Dealer Quotations, or
(B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such Quotations.

   "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer as of 3:30 p.m., New York City time, on the third business day preceding such redemption date.

   "Reference Treasury Dealer" means each of Banc of America Securities LLC, Deutsche Banc Alex. Brown Inc. and Salomon Smith Barney Inc. and their respective successors and any other nationally recognized investment banking firm that is a Primary Treasury Dealer appointed from time to time by us; provided that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another nationally recognized investment banking firm that is a Primary Treasury Dealer.

   "Remaining Scheduled Payments" means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related redemption date but for such redemption; provided, however, that, if such redemption date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date. On and after the redemption date, interest will cease to accrue on the notes called for redemption. On or before any redemption date, we shall deposit with a paying agent (or the Trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on such date.


Book-Entry Procedures

   The notes will initially be issued in the form of global notes, which will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee. Except as set forth below, the global notes may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor of DTC or a nominee of such successor.

   We will make principal and interest payments on the notes represented by the global notes to DTC or its nominee, as the case may be, as the registered owner of the global notes. We expect that DTC or its nominee, upon receipt of any payment of principal or interest in respect of the global notes, will credit immediately the accounts of the related participants with payment in amounts proportionate to their respective holdings in principal amount of beneficial interests in such global notes as shown on the records of DTC. Neither we nor the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global notes, or for maintaining, supervising or reviewing any records relating to such beneficial interests. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing customer instructions and customary practices, as is the case with securities registered in "street name." The instructions will be the responsibility of the participants.

   If DTC is at any time unwilling, unable or ineligible to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue notes in certificated form in exchange for beneficial interests in the global notes. In addition, we may at any time determine not to have our notes represented by the global notes, and, in such event, will issue notes in certificated form in exchange for beneficial interests in the global notes. In any such instance, an owner of a beneficial interest in the global notes will be entitled to physical delivery in certificated form of notes equal in principal amount to such beneficial interest and to have such notes registered in its name. Notes issued in certificated form will be issued in denominations of $1,000 or any amount in excess thereof that is an integral multiple of $1,000 and will be issued in registered form only, without coupons.

   We understand as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its direct participants and by the NYSE, the AMEX, and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant either directly or indirectly.

   A further description of DTC's procedures with respect to the global notes is set forth in the prospectus under "Description of Debt Securities -- Global Securities." DTC has confirmed to us, the underwriters and the trustee that it intends to follow such procedures.

Same-Day Settlement and Payment

   Settlement for the notes will be made by the underwriters in immediately available funds. We will make all payments of principal and interest in immediately available funds so long as the notes are maintained in book-entry form.

   Secondary trading in long-term notes and notes of corporate issuers is generally settled in clearinghouse or next-day funds. In contrast, the notes will trade in DTC's Same-Day Funds Settlement System until maturity, and secondary market trading activity in the notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

                                  UNDERWRITING

   We intend to offer the notes through the underwriters named below. Subject to the terms and conditions of the pricing agreement dated August 9, 2001, which incorporates by reference the underwriting agreement dated August 9, 2001 (together, the "underwriting agreement"), we have agreed to sell to the underwriters and the underwriters severally have agreed to purchase from us, the principal amount of notes listed opposite their respective names below.

                                                       Principal    Principal
                                                       Amount of    Amount of
                                                       Notes Due    Notes Due
   Underwriter                                            2006         2011
   -----------                                        ------------ ------------
   Banc of America Securities LLC ................... $120,000,000 $146,666,666
   Deutsche Banc Alex. Brown Inc.....................  120,000,000  146,666,666
   Salomon Smith Barney Inc..........................  120,000,000  146,666,666
   SunTrust Equitable Securities Corporation.........   45,000,000   55,000,000
   HSBC Securities (USA) Inc. .......................   18,000,000   22,000,000
   ABN AMRO Incorporated.............................   13,500,000   16,500,000
   CIBC World Markets Corp...........................   13,500,000   16,500,000
                                                      ------------ ------------
     Total........................................... $450,000,000 $550,000,000
                                                      ============ ============

   In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth in the underwriting agreement, to purchase all notes offered hereby if any of such notes are purchased. If any underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may terminate.

   In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

   The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

   Any of those activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

   We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments the underwriters may be required to make in respect of those liabilities.

   In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged and may in the future engage in investment and commercial banking transactions with us and our affiliates.

   One of the members of our Board of Directors, L. Phillip Humann, serves as the Chairman of the Board, President and CEO of SunTrust Banks, Inc. The Chairman of the Board of our company, Summerfield K. Johnston, Jr., serves as a member of the Board of Directors of SunTrust Banks, Inc. SunTrust Banks, Inc. is an affiliate of SunTrust Equitable Securities Corporation.

   The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and when conditions contained in the underwriting agreement, such as receipt by the underwriters of officers' certificates and legal opinions, are satisfied. The underwriters reserve the right to withdraw, cancel or modify offers to the public and reject orders in whole or in part.

   We do not intend to apply for listing of the notes on a national securities exchange, but have been advised by certain of the underwriters that they presently intend to make a market in the notes offered hereby; however, the underwriters are not obligated to do so, and any market making activity may be discontinued at any time at the sole discretion of the underwriters. Accordingly, no assurance can be given as to the liquidity of, or trading market for, the notes.

Commission and Discounts

   The underwriters have advised us that they propose to offer the 2006 Notes and the 2011 Notes to the public at the respective initial offering prices set forth on the cover page of this prospectus supplement, and to dealers at the respective initial offering prices less a concession not in excess of 0.325% and 0.400% of the principal amount of the 2006 Notes and the 2011 Notes, respectively. The underwriters may allow, and the dealers may reallow, a discount on sales to other dealers not in excess of 0.125% and 0.250% of the principal amount of the 2006 Notes and the 2011 Notes, respectively. After the initial offering of the 2006 Notes and the 2011 Notes, the public offering price, concession and discount for either or both series may be changed.

   The expenses of the offering, not including the underwriting discount, are estimated to be approximately $275,000 and are payable by us.

                                 LEGAL MATTERS

   The validity of the notes will be passed upon for us by John R. Parker, Jr., our Senior Vice President and General Counsel, who as to matters of New York law will rely on the opinion of Cleary, Gottlieb, Steen & Hamilton, New York, New York. As of August 1, 2001, Mr. Parker beneficially owned 27,579 shares of our common stock and holds vested options to purchase 135,228 shares of our common stock under our stock option plans. Cleary, Gottlieb, Steen & Hamilton will pass on the validity of the notes and various other matters for the underwriters.

                                    EXPERTS

   The consolidated financial statements and financial statement schedule incorporated in this prospectus supplement and prospectus by reference to the Annual Report on Form 10-K of Coca-Cola Enterprises Inc. for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in the reports thereon and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference upon such report given on the authority of such firm as experts in accounting and auditing.

                                  [COKE LOGO]

               COCA-COLA ENTERPRISES INC. MAY USE THIS PROSPECTUS
                                   TO OFFER--

                            SENIOR DEBT SECURITIES,
                               DEBT WARRANTS AND
                               CURRENCY WARRANTS

   We intend to sell from time to time our senior debt securities, warrants to purchase senior debt securities and warrants to receive the cash value in U.S. dollars of the right to purchase and to sell either foreign currencies or units of two or more currencies at the time of offering. From the sales of such senior debt securities and warrants we will receive proceeds of up to $2,720,575,000 (or the equivalent in foreign denominated currencies or units of two or more currencies, based on the applicable exchange rate at the time of offering). We may offer senior debt securities and warrants either together or separately and on terms determined by market conditions at the time of sale.

   We will provide the specific terms of each series of these Senior Debt Securities and Warrants in a supplement to this prospectus. Read this prospectus and the supplement carefully before you invest.

   Neither the Securities and Exchange Commission nor any state securities commission has approved the Senior Debt Securities and Warrants or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                 The date of this prospectus is August 9, 2001.

    PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 SAFE HARBOR CAUTIONARY
                                   STATEMENT

   This prospectus and the documents incorporated by reference herein contain "forward-looking" statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on current expectations, estimates and projections. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements discuss potential risks and uncertainties and, therefore, actual results may differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

                           COCA-COLA ENTERPRISES INC.

   We are the world's largest Coca-Cola bottler.

   We were incorporated in 1944 under the laws of Delaware as a wholly owned subsidiary of The Coca-Cola Company and became a public company in 1986. At July 27, 2001, The Coca-Cola Company owned approximately 38% of our common stock.

   Our bottling territories in North America and in Europe contained approximately 362 million people as of December 31, 2000. We estimate that we sold approximately 3.8 billion equivalent cases (192 ounces of finished beverage product) within our territories during 2000. About 92% of this volume consisted of beverages produced and sold under licenses from The Coca-Cola Company.

   Our bottling rights within the United States for beverages carrying the "Coca-Cola" name are perpetual; elsewhere, and for other products, the bottling rights have stated expiration dates.

   Our principal executive offices are located at 2500 Windy Ridge Parkway, Atlanta, Georgia 30339. The telephone number is (770) 989-3000.

Relationship with The Coca-Cola Company

   The Coca-Cola Company is our largest shareowner. One of our directors is an executive officer of The Coca-Cola Company, and two are former executive officers.

   We and The Coca-Cola Company are parties to a number of significant transactions and agreements incident to our respective businesses and we may enter into material transactions and agreements in the future.

   We conduct our business primarily under agreements with The Coca-Cola Company. These agreements give us the exclusive right to market, distribute and produce beverage products of The Coca-Cola Company in authorized containers in specified territories. These agreements provide The Coca-Cola Company with the ability, in its sole discretion, to establish prices, terms of payment, and other terms and conditions for the purchase of concentrates and syrups from The Coca-Cola Company. Other significant transactions and agreements with The Coca-Cola Company include acquisitions of bottling territories, arrangements for cooperative marketing, advertising expenditures, purchases of sweeteners and strategic marketing initiatives.

   Since 1979, The Coca-Cola Company has assisted in the transfer of ownership or financial restructuring of a majority of United States Coca-Cola bottler operations and has assisted in similar transfers of bottlers operating outside the United States. The Coca-Cola Company has sometimes acquired bottlers and then sold them to other bottlers, including us, who are believed by management of The Coca-Cola Company to be the best suited to manage and develop these acquired operations. The Coca-Cola Company has advised us that it may continue this reorganization of its bottler system. We and The Coca-Cola Company may enter into additional material transactions and agreements in the future.

   As a result of matters such as the foregoing, the relationship between The Coca-Cola Company and us may give rise to potential conflicts of interest.

                                USE OF PROCEEDS

   Unless specified otherwise in a prospectus supplement, we intend to use the net proceeds from the sale of the senior debt securities and warrants for general corporate purposes, including the repayment of debt and possible business acquisitions. We may also use a portion of the proceeds from the sale of any currency warrants to hedge currency risks with respect to such currency warrants. Pending such applications, we will invest the net proceeds in marketable securities.

   We expect to engage in additional financings as the need arises. The nature and amount of our equity and long-term and short-term debt and the proportionate amount of each will vary from time to time as a result of business requirements, market conditions and other factors.

                       RATIO OF EARNINGS TO FIXED CHARGES

                                                              Fiscal Year
                                                        ------------------------
Ratios:                                                 2000 1999 1998 1997 1996
-------                                                 ---- ---- ---- ---- ----
Ratio of Earnings to Fixed
 Charges............................................... 1.40 1.11 1.21 1.30 1.53
Ratio of Earnings to Combined
 Fixed Charges and Preferred
 Stock Dividends....................................... 1.40 1.10 1.21 1.30 1.47

                             SUMMARY FINANCIAL DATA

   The following table sets forth selected consolidated financial data of the Company. The selected consolidated financial data are derived from and should be read in conjunction with the Consolidated Financial Statements of the Company (including the notes thereto). With respect to the fiscal years presented, audited consolidated financial statements are included in the Company's Annual Reports on Form 10-K for such periods.

                                                Fiscal Year
                          -------------------------------------------------------------
                                                         1997(C)           1996(D)
                                                     ----------------- ----------------
                                                       Pro               Pro      Pro
                          2000(A) 1999(B)  1998       Forma   Reported  Forma    Forma
                          ------- ------- -------    -------  -------- -------  -------
                              (in millions, except ratios and per share data)
OPERATIONS SUMMARY:
Net operating revenues..  $14,750 $14,406 $13,414    $12,377  $11,278  $10,307  $ 7,921
Cost of sales...........    9,083   9,015   8,391      7,810    7,096    6,444    4,896
Gross profit............    5,667   5,391   5,023      4,567    4,182    3,863    3,025
Selling, delivery and
 administrative
 expenses...............    4,541   4,552   4,154      3,854    3,462    3,155    2,480
                          ------- ------- -------    -------  -------  -------  -------
Operating income........    1,126     839     869        713      720      708      545
Interest expense, net...      791     751     701        615      536      564      351
Other nonoperating
 expense (income), net..        2     --       (1)         8        6       (5)     --
                          ------- ------- -------    -------  -------  -------  -------
Income before income
 taxes..................      333      88     169         90      178      149      194
Income tax expense
 (benefit)(E)...........       97      29      27        (27)       7       61       80
                          ------- ------- -------    -------  -------  -------  -------
Net income..............      236      59     142        117      171       88      114
Preferred stock
 dividends..............        3       3       1          2        2        9        8
                          ------- ------- -------    -------  -------  -------  -------
Net income applicable to
 common shareowners.....  $   233 $    56 $   141    $   115  $   169  $    79  $   106
                          ======= ======= =======    =======  =======  =======  =======

OTHER OPERATING DATA:
Depreciation expense....  $   810 $   899 $   725    $   615  $   566  $   483  $   392
Amortization expense....      451     449     395        426      380      319      235

AVERAGE COMMON SHARES
 OUTSTANDING(F)(G):
Basic...................      419     425     393        383      383      373      373
Diluted.................      429     436     406        396      396      380      380

PER SHARE DATA(F)(G):
Basic net income per
 share applicable to
 common shareowners.....     0.56    0.13    0.36       0.30     0.44     0.21     0.28
Diluted net income per
 share applicable to
 common shareowners.....     0.54    0.13    0.35       0.29     0.43     0.21     0.28
Dividends per common
 share..................     0.16    0.16    0.13(H)    0.10     0.10    0.033    0.033

YEAR-END FINANCIAL
 POSITION:
Property, plant, and
 equipment, net.........  $ 5,783 $ 5,594 $ 4,891    $ 3,862  $ 3,862  $ 3,156  $ 2,812
Franchises and other
 noncurrent assets,
 net....................   13,748  14,555  13,956     11,812   11,812    9,816    7,103
Total assets............   22,162  22,730  21,132     17,487   17,487   14,674   11,234
Long-term debt..........   11,121  11,378  10,745      8,792    8,792    7,315    5,305
Shareowners' equity.....    2,834   2,924   2,438      1,782    1,782    1,550    1,550

--------
(A) The 2000 results include the effect of revisions to depreciable lives of certain equipment categories adopted January 1, 2000. These revisions resulted in a reduction in depreciation expense of approximately $161 million ($0.23 per common share after tax) for full-year 2000.

(B) The 1999 results include a one-time charge of $103 million ($0.16 per common share after tax) for the costs associated with recalled product in certain parts of Europe. These costs were allocated $91 million to cost of sales and $12 million to selling, delivery, and administrative expenses.

(C) The 1997 pro forma Operations Summary, Other Operating Data, and Per Share Data give effect to the following acquisitions as though each had been owned for a full year beginning January 1, 1997: the Great Britain Bottler, Coke New York, and Coke Canada.

(D) The 1996 pro forma Operations Summary, Other Operating Data, Per Share Data, and Year-End Financial Position give effect to the following acquisitions as though each had been owned for a full year beginning January 1, 1996: the Belgian, Great Britain, and French bottlers, Coca-Cola Bottling Company West, Inc., Grand Forks Coca-Cola Bottling Co., and Ouachita Coca-Cola Bottling Company, Inc. ("Ouachita").

(E) Income tax expense (benefit) includes an income tax rate change (benefit) of approximately $(8) million in 2000, $(29) million in 1998, and $(58) million in 1997.

(F) For years beginning before 1998, information was adjusted for a 3-for-1 stock split effective in 1997.

(G) In 1997, the Company adopted SFAS 128, "Earnings Per Share," and restated average common shares and per share data.

(H) Effective July 1, 1998, the Company increased its regular quarterly dividend from $0.025 to $0.04.

   The Company acquired subsidiaries in each year presented and divested subsidiaries in certain periods. Such transactions, except for (i) the 1997 acquisitions of Amalgamated Beverages Great Britain Limited ("Great Britain Bottler"), The Coca-Cola Bottling Company of New York, Inc. ("Coke New York"), and Coca-Cola Beverages Ltd. ("Coke Canada"), (ii) the 1996 acquisition of Coca-Cola Enterprises S.A., Coca-Cola Production S.A., and S.A. Beverage Sales Holding N.V. (collectively "the French and Belgian bottlers"), and (iii) gains from the sale of certain bottling operations, did not significantly affect the Company's operating results in any one fiscal period. All acquisitions and divestitures have been included in or excluded from, as appropriate, the consolidated operating results of the Company from their respective transaction dates.

                                 THE SECURITIES

   We will issue:

  .  senior debt securities ("Debt Securities");

  .  warrants to purchase Debt Securities ("Debt Warrants"); and

  . warrants to receive from us the cash value in U.S. dollars of the right to purchase and sell either foreign currencies or units of two or more currencies ("Currency Warrants").

   The Debt Securities, Debt Warrants, and Currency Warrants are collectively referred to in this prospectus as the "Securities."

                         DESCRIPTION OF DEBT SECURITIES

   The Debt Securities will be issued under an indenture, dated as of July 30, 1991, as amended as of January 29, 1992 (the "Indenture"), between us and The Chase Manhattan Bank (the "Trustee").

   Selected provisions of the Debt Securities and the Indenture are summarized below. The summary is not complete, but the form of the Indenture has been filed as an exhibit to the registration statement, and you should read the Indenture for provisions that may be important to you. The terms of the Indenture control over the description of those terms in this prospectus. See "Where To Find More Information" for information on how to locate the Indenture and any supplemental indentures that may be filed.

   The Indenture does not limit the aggregate amount of Debt Securities we may issue. Each series of Securities may have different terms. A prospectus supplement relating to each series of Debt Securities being offered will include specific terms relating to the offering. These terms will include the following:

  . the title and type of the Debt Securities and the series of which such Debt Securities will be a part;

  .  the aggregate principal amount;

  .  the date on which the Debt Securities are payable;

  . the interest rate or rates (which may be fixed or variable) that the Debt Securities will bear;

  . the interest payment dates for the Debt Securities and the record date for the interest payable on any interest payment date;

  .  any redemption provisions;

  . whether the Debt Securities are denominated or provide for payment in United States dollars, a foreign currency or composite currency;

  . whether payments of principal or interest may be determined pursuant to any index, formula or other method;

  . any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the Debt Securities;

  . whether the Debt Securities will be issued in registered or bearer form or both;

  . any special tax implications of the securities, including for any Debt Securities offered with original issue discount; and

  . any other terms of the Debt Securities that do not conflict with the provisions of the Indenture.

   The Debt Securities will be unsecured and will rank equally with all of our other unsecured and unsubordinated debt. However, because we conduct a portion of our operations through subsidiaries, the right of holders of our Debt Securities to participate in any distribution of the assets of any subsidiary upon its liquidation or reorganization or otherwise is subject to the prior claims of creditors of the subsidiary.

   "Original Issue Discount Securities" means any Debt Securities that provide for an amount that is less than the stated principal amount thereof (by more than a de minimis amount) to be due and payable upon a declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof. It is anticipated that the terms of each series of Original Issue Discount Securities will provide that, upon declaration of acceleration of the Maturity of any such series of Original Issue Discount Securities, the Accreted Amount (as defined in this paragraph) of such Original Issue Discount Securities shall be due and payable. "Accreted Amount" means an amount in respect of each Original Issue Discount Security of the affected series equal to the sum of (a) the issue price of such Original Issue Discount Security as determined in accordance with section 1273 of the Internal Revenue Code (the "Code"), (b) the aggregate of the portions of the original issue discount which shall theretofore have accrued pursuant to section 1272 of the Code (without regard to section 1272(a)(7) of the Code) from the date of issue of such Original Issue Discount Security (i) for each six-month or shorter period ending on the Interest Payment Date prior to the date of declaration of acceleration, and (ii) for the shorter period, if any, from the end of the immediately preceding six-month period, as the case may be, to the date of declaration of acceleration, and (c) accrued interest to the date such Accreted Amount is paid (without duplication of any amount described in (b) above); minus all amounts already paid under the terms of such Original Issue Discount Security, which amounts are considered as part of the "stated redemption price at maturity" of such Original Issue Discount Security within the meaning of
Section 1273(a)(2) of the Code or any successor provision (whether such amounts paid were described as principal or interest).

   Any money paid for principal of (and premium, if any) or any interest on any Debt Security that remains unclaimed at the end of two years will be repaid to us on demand, and afterwards the holder of the security may look only to us for payment.

   The Indenture allows us to "reopen" a previous issue of a series of Debt Securities and issue additional Debt Securities of such series in addition to the ability to issue Debt Securities with terms different than those of Debt Securities previously issued.

Denomination and Form

   Securities of a series may be issued in registered or bearer form or both. Debt Securities may be issuable in global form. Unless otherwise provided in a prospectus supplement, registered securities ("Registered Securities") denominated in U.S. dollars will be issued in denominations of $1,000 and bearer securities ("Bearer Securities") denominated in U.S. dollars will be issued in denominations of $5,000 with or without coupons. Debt Securities denominated in a foreign or composite currency will specify the denominations.

   If we issue certificated notes, they will be registered in the name of the noteholder. The notes may be transferred or exchanged without a service charge and upon payment of any taxes and other governmental charges if the administrative procedures contained in the Indenture are followed.

Paying Agent

   Unless we otherwise specify in an applicable prospectus supplement, we will pay principal (and premium, if any) and interest, if any, on Registered Securities (other than a Global Security ("Global Security")) at the office of the Paying Agent. However, at our option, we may pay any interest by check mailed to the address of the person entitled to the payment, as such address shall appear in the security register, or by wire transfer to an account maintained by the person entitled thereto as specified in the security register. Unless otherwise indicated in an applicable prospectus supplement, payment of any installment of interest on Registered Securities will be made to the person in whose name such Registered Security is registered at the close of business on the record date for such interest payment.

   The principal office of the Trustee in the City of New York will be designated as our Paying Agent for payments with respect to Debt Securities which are issuable solely as Registered Securities unless we otherwise specify in an applicable prospectus supplement. Any Paying Agents outside the United States and any other Paying Agents in the United States we initially designate for the Debt Securities will be named in the related prospectus supplement. We may at any time designate additional Paying Agents or rescind the designation of any Paying Agents or approve a change in the office through which any Paying Agent acts, except that if Debt Securities of a series are issuable only as Registered Securities, we will be required to maintain a Paying Agent in each Place of Payment for such series. We will be required to maintain a Paying Agent with respect to any Bearer Securities of a series in a Place of Payment located outside the United States where Debt Securities of such series and any coupons related to that series may be presented and surrendered for payment; provided that if the Debt Securities of such series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland or the Luxembourg Stock Exchange or any other stock exchange located outside of the United States and such stock exchange shall so require, we will maintain a Paying Agent in London, Luxembourg or any other required city located outside the United States as long as the Debt Securities of such series are listed on such exchange.

   All monies we pay to a Paying Agent for the payment of principal of (and premium, if any) and interest, if any, on any Debt Security that remains unclaimed at the end of two years after such principal, premium or interest shall have become due and payable will be repaid to us, and the Holder of such Debt Security or any coupon will thereafter look only to us for payment thereof.

Global Securities

   We may issue Debt Securities of a series in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary identified in an applicable prospectus supplement. We will name the depositary in the prospectus supplement for that series. We may issue Global Securities in either registered or bearer form and in either temporary or permanent form. Unless and until it is exchanged for Debt Securities in definitive form, a temporary Global Security may not be transferred except as a whole by the depositary for such Global Security to a nominee of such depositary, by a nominee of such depositary to such depositary or another nominee of such depositary, or by such depositary or any such nominee to a successor of such depositary or a nominee of such successor.

   Upon the issuance of a Global Security, the depositary for such Global Security or its nominee will credit the accounts of persons held with it with the respective principal amounts of the Debt Securities represented by such Global Security. Such accounts shall be designated by the underwriters or agents with respect to such Debt Securities or by us if such Debt Securities are offered and sold directly by us. Ownership of beneficial interests in a Global Security will be limited to persons that have amounts with the depositary for such Global Security or its nominee ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary (with respect to participants' interests) for such Global Security or by participants or persons that hold interests through participants (with respect to beneficial owners' interests). The laws of some states require that some purchasers take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a Global Security.

   So long as the depositary for a Global Security, or its nominee, is the owner of the Global Security, the depositary or that nominee will be sole holder of the Debt Securities represented by the Global Security. Except as described below, owners of beneficial interests in a Global Security may not have any of the individual certificated securities represented by the Global Security registered in their names, may not receive physical deliver of the Debt Securities and will not be considered holders of the Debt Securities under the Indenture.

   We will pay the principal of, premium, if any, and interest on Debt Securities represented by a Global Security to the depositary or its nominee. We expect that the depositary, upon its receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of the depositary. We also expect that payments by participants to owners of beneficial interests in any Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers and registered in "street name," and will be the responsibility of such participants.

   The depositary will take any action permitted to be taken by a holder of Debt Securities only at the direction of one or more participants to whose accounts interests in the Global Securities are credited and only in respect of the portion of the aggregate principal amount of the Debt Securities as to which such participant or participants give such direction.

   If the depositary is at any time unwilling or unable to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue individual Debt Securities of such series in exchange for the relevant Global Security or Securities. In addition, we may at any time and in our sole discretion decide not to have any Debt Securities of a series represented by Global Securities and, in that event, will issue individual certificated securities in exchange for the relevant Global Securities. Further, if we so specify with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing those Debt Securities may, on terms acceptable to us and the depositary, receive certificated Debt Securities in exchange for such beneficial interest. In that case, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by the Global Security equal in principal amount to such beneficial interest and to have those Debt Securities registered in its name. We will issue certificated Debt Securities of a series in denominations of $1,000 and integral multiples thereof, unless another amount is specified in the supplement for that series.

   If any Securities are issuable in temporary or permanent global form, the applicable prospectus supplement will describe the circumstances, if any, under which beneficial owners of interests in the Global Security may obtain definitive Debt Securities. Payments on a permanent global Debt Security will be made in the manner described in the prospectus supplement.

Registration and Transfer

   Bearer Securities will be offered only to non-United States persons and to offices located outside the United States of certain United States financial institutions.

   In connection with its original issuance, no Bearer Security will be mailed or otherwise delivered to any location in the United States. A Bearer Security may be delivered in connection with its original issuance only if the person entitled to receive such Bearer Security furnishes written certification, in a form specified in the applicable prospectus supplement, to the effect that such Bearer Security is not being acquired by or on behalf of a United States person (as defined in the Code) or, if a beneficial interest in such Bearer Security is being acquired by or on behalf of a United States person, that such United States person is a financial institution which agrees to comply with the requirements of section 165(j)(3)(A), (B) or (C) of the Code.

   Registered Securities of any series will be exchangeable for other Registered Securities of the same series and of a like aggregate principal amount and tenor of different authorized denominations. In addition, if Debt Securities of any series are issuable as both Registered Securities and as Bearer Securities and if so provided in an applicable prospectus supplement, at the option of the Holder and subject to the terms of the Indenture, Bearer Securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of such series will be exchangeable for Registered Securities of the same series of any authorized denominations and of a like aggregate principal amount and tenor. Unless otherwise indicated in an applicable prospectus supplement, any Bearer Security surrendered in exchange for a Registered Security between (i) a Regular Record Date or a Special Record Date and (ii) the relevant date for payment of interest, shall be surrendered without the coupon relating to such date for payment of interest. Interest will not be payable in respect of the Registered Security issued in exchange for such Bearer Security but will be payable only to the Holder of such coupon when due in accordance with the terms of the Indenture.

   Debt Securities may be presented for exchange as provided above, and Registered Securities (other than a Global Security) may be presented for registration of transfer (with the form of transfer duly executed), at the office of the Security Registrar or at the office of any transfer agent we designate for such purpose for any series of Debt Securities referred to in an applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Such transfer or exchange will be effected upon the security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. We have initially appointed the Trustee as Security Registrar under the Indenture. If a prospectus supplement refers to any transfer agents (in addition to the Security Registrar) we initially designated with respect to any series of Debt Securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which any such transfer agent acts, except that if Debt Securities of a series are issuable only as Registered Securities, we will be required to maintain a transfer agent in each Place of Payment for such series. If Debt Securities of a series are issuable as Bearer Securities, we will be required to maintain (in addition to the Security Registrar) a transfer agent in a Place of Payment for such series located outside the United States. We may at any time designate additional transfer agents with respect to any series of Debt Securities.

   In the event of any redemption in part, we shall not be required to (i) register the transfer of or exchange Debt Securities of any series during a period beginning at the opening of business 15 days before the day of the selection of Debt Securities of that series for redemption and ending at the close of business of the day of such selection; (ii) register the transfer of or exchange any Registered Securities so selected for redemption in whole or in part, except the unredeemed portion of any Registered Security being redeemed in part; or (iii) exchange any Bearer Security so selected for redemption, except with respect to Debt Securities of a series, that such Bearer Security may be exchanged for a Registered Security of that series so long as such Registered Security shall be immediately surrendered for redemption with written instructions for payment consistent with the provisions of the Indenture.

   Unless otherwise indicated in an applicable prospectus supplement, payment of principal (and premium, if any) and interest, if any, on Bearer Securities will be payable, subject to any applicable laws and regulations, at the offices of such Paying Agents outside the United States as we may designate from time to time. However, at our option, payment of any interest may be made by check mailed to any address outside the United States or by transfer to an account maintained by the payee outside the United States. Unless otherwise indicated in an applicable prospectus supplement, payment of interest on Bearer Securities on any Interest Payment Date will be made only against surrender of the coupon relating to such Interest Payment Date. No payment with respect to any Bearer Security will be made at any office or agency of ours in the United States, by check mailed to any address in the United States, or by transfer to an account maintained in the United States. Payments will not be made in respect of Bearer Securities or coupons appertaining thereto pursuant to presentation or any other demand for payment to us or our designated Paying Agents within the United States. However, payment of principal of (and premium, if any) and interest, if any, on Bearer Securities denominated and payable in U.S. dollars will be made at the office of our Paying Agent in the United States if, and only if, payment of the full amount thereof in U.S. dollars at all offices or agencies outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions.

   The Indenture contains provisions for convening meetings of the holders of Debt Securities of a series if Debt Securities of that series are issuable as Bearer Securities. A meeting may be called at any time by the Trustee, and also, upon request, by us or the holders of at least 10% in principal amount of the outstanding Debt Securities of such series, in any such case upon notice. Any resolution passed or decision taken at any meeting of holders of Debt Securities of any series duly held in accordance with the Indenture will be binding on all holders of Debt Securities of that series and the related coupons. With certain exceptions, the quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be persons holding or representing a majority in principal amount of the outstanding Debt Securities of a series.

                       CERTAIN COVENANTS IN THE INDENTURE

   See page 11 for definitions of the capitalized terms used in the covenants described below.

   Restrictions on Liens. We will not, nor will we permit any Restricted Subsidiary to, create, incur, issue, assume, guarantee or allow to exist any Secured Debt without effectively providing that the Debt Securities will be secured equally and ratably with such Secured Debt. These restrictions do not apply to debts secured by:

  . Mortgages on property, shares of stock or indebtedness of any corporation existing at the time such corporation becomes a Restricted Subsidiary;

  . Mortgages on property or shares of stock existing at the time of acquisition of such property or stock by us or a Restricted Subsidiary or existing as of June 28, 1991;

  . Mortgages to secure the payment of all or any part of the price of acquisition, construction or improvement of such property or stock by us or a Restricted Subsidiary, or to secure any Secured Debt incurred by us or a Restricted Subsidiary, prior to, at the time of, or within 90 days after, the later of the acquisition or completion of construction (including any improvements on an existing property), which Secured Debt is incurred for the purpose of financing all or any part of the purchase price thereof or construction of improvements thereon; provided, however, that, in the case of any such acquisition, construction or improvement, the Mortgage shall not apply to any property theretofore owned by us or a Restricted Subsidiary, other than, in the case of any such construction or improvement, any theretofore substantially unimproved real property on which the property or improvement so constructed is located;

  . Mortgages securing Secured Debt of a Restricted Subsidiary owing to us or to another Restricted Subsidiary;

  . Mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with us or a Restricted Subsidiary or at the time of a sale, lease or other disposition of the properties of a corporation or firm as an entirety or substantially as an entirety to us or a Restricted Subsidiary;

  . Mortgages on property of ours or a Restricted Subsidiary in favor of the United States of America or any state thereof, or any department, agency or instrumentality or political subdivision of the United States of America or any state thereof, or in favor of any other country or any political subdivision thereof, or any department, agency or instrumentality of such country or political subdivision, to secure partial progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such Mortgages; or

  . Any extension, renewal or replacement (or successive extensions, renewals or replacements) in whole or in part of any Mortgage referred to in this summary of "Restrictions on Liens"; provided, however, that the principal amount of Secured Debt secured thereby shall not exceed the principal amount of Secured Debt so secured at the time of such extension, renewal or replacement, and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Mortgage so extended, renewed or replaced (plus improvements and construction on such property).

   We and our Restricted Subsidiaries may, however, without securing the Securities, create, incur, issue, assume or guarantee Secured Debt if, after giving effect of the transaction, the aggregate of the Secured Debt then outstanding (not including Secured Debt permitted under the above exceptions) does not exceed 10% of our shareowners' equity as shown on our consolidated financial statements as of the end of the preceding fiscal year.

   Restrictions on Sale and Leaseback Transactions. We will not, nor will we permit any Restricted Subsidiary to, enter into any Sale and Leaseback Transaction unless:

  . we or such Restricted Subsidiary would be entitled to create, incur, issue, assume or guarantee indebtedness secured by a Mortgage upon such property at least equal in amount to the Attributable Debt in respect of such arrangement without equally and ratably securing the Debt Securities; provided, however, that from and after the date on which such arrangement becomes effective, the Attributable Debt in respect of such arrangement shall be deemed, for all purposes under the "Restrictions on Liens" covenant above, to be Secured Debt subject to the provisions of such covenant;

  . since June 28, 1991 and within a period commencing twelve months prior to the consummation of such Sale and Leaseback Transaction and ending twelve months after the consummation of such Sale and Leaseback Transaction, we or Restricted Subsidiary, as the case may be, has expended or will expend for the Principal Property an amount equal to
     (A) the net proceeds of such Sale and Leaseback Transaction, and we elect to designate such amount as a credit against such Sale and Leaseback Transaction, or (B) a part of the net proceeds of such Sale and Leaseback Transaction and we elect to designate such amount as a credit against such Sale and Leaseback Transaction and applies an amount equal to the remainder of the net proceeds as provided in the following paragraph; or

  . such Sale and Leaseback Transaction does not come within the exceptions provided by the first paragraph above under "Restrictions on Sale and Leaseback Transactions" and we do not make the election permitted by the second paragraph under "Restrictions on Sale and Leaseback Transactions" or make such election only as to a part of such net proceeds, in either of which events we shall apply an amount in cash equal to the Attributable Debt in respect of such arrangement (less any amount elected under the second paragraph under "Restrictions on Sale and Leaseback Transactions") to the retirement, within 90 days of the effective date of any such arrangement, of indebtedness for borrowed money of ours or any Restricted Subsidiary (other than indebtedness for borrowed money of ours which is subordinated to the Debt Securities) which by its terms matures at or is extendible or renewable at the sole option of the obligor without requiring the consent of the obligee to a date more than twelve months after the date of the creation of such indebtedness for borrowed money (it being understood that such retirement may be made by prepayment of such indebtedness for borrowed money, if permitted by the terms thereof, as well as by payment at maturity, and that at our option and pursuant to the terms of the Indenture, such indebtedness may include the Debt Securities).

   Restrictions on Consolidation, Merger or Sale. We may not consolidate with or merge with or into, or transfer all or substantially all of our assets to, any person unless:

  . either we will be the resulting or surviving entity or the resulting or surviving entity is a corporation organized and existing under the laws of the United States, a state thereof or the District of Columbia;

  . the resulting or surviving entity expressly assumes, by supplemental indenture satisfactory to the Trustee, all our obligations under the Debt Securities and the Indenture; and

  . immediately before and immediately after giving effect to such transaction and treating any indebtedness which becomes our obligation as a result of such transaction as having been incurred by us at the time of such transaction, no Default or Event of Default shall have occurred or be continuing.

   Definitions. "Attributable Debt," when applied to a Sale and Leaseback Transaction, means the present value (discounted at the weighted average interest rate borne by all Debt Securities outstanding at the time of such Sale and Leaseback Transaction discounted semi-annually) of the obligation of a lessee for net rental payments during the remaining term of any lease (including any period for which such lease has been extended).

   "Mortgage" or "Mortgages" means any mortgage, pledge, lien, security interest or other encumbrances upon any Principal Property or on any shares of stock or indebtedness of any Restricted Subsidiary (whether such Principal Property, shares of stock or indebtedness are now owned or hereafter acquired).

   "Principal Property" means each bottling plant or facility of ours or a Restricted Subsidiary located within the United States of America (other than its territories and possessions) or Puerto Rico, except any such bottling plant or facility that our Board of Directors by resolution reasonably determines not to be of material importance to the total business conducted by us and our Restricted Subsidiaries.

   "Restricted Subsidiary" means any Subsidiary (i) substantially all of the property of which is located, or substantially all of the business of which is carried on, within the fifty states of the United States of America, the District of Columbia or Puerto Rico and (ii) which owns or leases any Principal Property.

   "Sale and Leaseback Transaction" means any arrangement with any person providing for the leasing by us or any Restricted Subsidiary of any Principal Property whether such Principal Property is now owned or hereafter acquired (except for temporary leases for a term, including renewals at the option of the lessee, of not more than three years and except for leases between us and a Restricted Subsidiary or between Restricted Subsidiaries), which property has been or is to be sold or transferred by us or such Restricted Subsidiary to such person with the intention of taking back a lease of such property.

   "Secured Debt" means notes, bonds, notes or other similar evidences of indebtedness for money borrowed secured by any Mortgage.

   "Subsidiary" means any corporation of which stock having by its terms ordinary voting power to elect at least a majority of the board of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time directly or indirectly owned by us or by us and one or more Subsidiaries or by one or more Subsidiaries.

Events of Default

   Any of the following will be Events of Default with respect to Debt Securities of a particular series:

  . failure to pay interest or any other amount payable on a Debt Security for 30 days;

  . failure to pay any principal or premium on any Debt Security of that series when due;

  . failure to make any sinking fund payment, when due, in respect of any Debt Security of that series;

  . failure to perform any other covenant in the Indenture for the benefit of such series or in the Debt Securities of such series that continue for 60 days after written notice as provided in the Indenture;

  . acceleration of any of our other indebtedness in excess of $15,000,000 due to default;

  .  certain events of bankruptcy, insolvency or reorganization; and

  . any other Event of Default specifically provided with respect to Debt Securities of that series.

   If an Event of Default for any series of Debt Securities occurs and continues, either the Trustee or the holders of at least 25% in aggregate principal amount of that series of Debt Securities may declare the entire principal of all Debt Securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of that series of Debt Securities may be able to rescind the declaration if the default has been remedied. If an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization occurs, the entire principal of all Debt Securities of all series will become due and payable immediately without any declaration or any act on the part of the Trustee or the holders of Debt Securities.

   An Event of Default for a particular series of Debt Securities does not necessarily constitute an Event of Default for any other series of Debt Securities issued under the Indenture. It is possible for an Event of Default to occur with respect to one or more series of Debt Securities while other series are not affected.

   Within 90 days after a default for any series of Debt Securities occurs, the Trustee must notify the holders of Debt Securities of that series of the default if it is known to the Trustee and we have not remedied it (a default means the events specified above without the grace periods or notice). The Trustee may withhold notice to the holders of such Debt Securities of any default (except in the payment of principal or interest) if it in good faith considers such withholding to be in the best interests of the holders. We are required to file an annual certificate with the Trustee, signed by an officer, about any default by us under any provisions of the Indenture.

   Other than its duties in case of a default, a Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any holders, unless the holders offer the Trustee indemnity satisfactory to the Trustee. If they provide this indemnification satisfactory to the Trustee, the holders of a majority in principal amount of any series of Debt Securities may direct the time, method and place of conducting any proceeding or any remedy available to the Trustee, or exercising any power conferred upon the Trustee, for any series of Debt Securities, provided that such direction must not be in conflict with any law or the Indenture. Before exercising any right or power under the Indenture at the direction of such holders, the Trustee will be entitled to receive from such holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in complying with any such direction.

Modification and Waiver

   We and the Trustee may modify or amend the Indenture with the consent of 66 2/3% in principal amount of the outstanding Debt Securities of each series affected, except that no such modification or amendment may make any of the following changes without the consent of each holder affected:

  . change the maturity of any installment of principal of, or interest on, any Debt Security or any premium payable on the redemption price;

  . reduce the principal amount of, or the interest payable on, any Security;

  . change the coin or currency of any payment of principal, any premium, interest on any Debt Security;

  . impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security;

  .  reduce the percentage of holders required to consent to a modification;
     or

  . modify the provisions above dealing with modification, except to increase any such percentage, and except to provide that other provisions of the Indenture cannot be modified or amended without the consent of the holder of each outstanding Debt Security affected thereby.

   Except with respect to defaults in payment or deposit of any sinking fund payment, the holders of at least a majority in principal amount of outstanding Debt Securities of any series may, with respect to such series, waive past defaults under the Indenture and waive compliance by us with certain provisions of the Indenture.

Satisfaction and Discharge of Indenture

   The Indenture allows us to terminate our obligations under the Indenture with respect to a particular series of Debt Securities if all the Debt Securities of such series previously authenticated and delivered (other than lost, destroyed or stolen Debt Securities of such series that have been replaced or paid) have been delivered to the Trustee for cancellation and we have paid all sums payable by us thereunder or if (i) the Debt Securities of a particular series have matured or will mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving the notice of redemption and (ii) we irrevocably deposit with the Trustee money sufficient to pay principal of and interest on such Debt Securities that are due or will become due upon redemption or maturity, as the case may be, and to pay all other sums payable by it thereunder. In such case, holders of such Debt Securities must look to the deposited money for payment.

Concerning the Trustee

   The Chase Manhattan Bank, New York, New York, is the Trustee under the Indenture. We maintain banking relationships in the ordinary course of business with The Chase Manhattan Bank.

                          DESCRIPTION OF DEBT WARRANTS

   The Debt Warrants are to be issued under Debt Warrant Agreements between us and a bank or trust company, as Debt Warrant Agent, as set forth in a prospectus supplement. Selected provisions of the Debt Warrant Agreement and warrant certificates are summarized below. The summary is not complete, but a copy of the form of Debt Warrant Agreement, including certain alternative provisions, has been filed as an exhibit to the registration statement. See "Where To Find More Information" for information on how to locate the Debt Warrant Agreement.

General

   The terms of Debt Warrants offered will be described in the applicable prospectus supplement; the description will include:

  . the aggregate principal amount and terms of the Debt Securities purchasable upon exercise of such Debt Warrants and the procedures and conditions relating to the exercise of such Debt Warrants;

  . the designation and terms of any related Debt Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security;

  . the date, if any, when such Debt Warrants and the related Debt Securities will be separately transferable;

  . the principal amount of Debt Securities purchasable upon exercise of each Debt Warrant and the exercise price;

  .  the date when the right to exercise such Debt Warrants begins and ends;

  .  a discussion of material federal income tax considerations, if any; and

  . whether the Debt Warrants will be issued in registered or bearer form, and, if registered, where they may be transferred and registered.

   Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations and Debt Warrants may be exercised at the corporate trust office of the Debt Warrant Agent or any other office indicated in the prospectus supplement. Prior to the exercise of their Debt Warrants, Holders of Debt Warrants will not have any of the rights of holders of the Debt Securities purchasable upon such exercises and will not be entitled to payments of principal of (and premium, if any) or interest, if any, on the Debt Securities purchasable upon such exercise.

Exercise of Debt Warrants

   Each Debt Warrant will entitle the Holder to purchase for cash such principal amount of Debt Securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the Debt Warrants offered thereby. Debt Warrants may be exercised at any time up to the close of business on the expiration date set forth in the prospectus supplement relating to the Debt Warrants offered by that document. After the close of business on the expiration date, unexercised Debt Warrants will become void.

   Debt Warrants may be exercised as described in the prospectus supplement relating to the Debt Warrants offered by that prospectus supplement. Upon receipt of payment and the Debt Warrant Certificate properly completed and duly executed at the corporate trust office of the Debt Warrant Agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the Debt Securities purchasable upon such exercise. If fewer than all of the Debt Warrants represented by such Debt Warrant Certificate are exercised, a new Debt Warrant Certificate will be issued for the remaining amount of Debt Warrants.

                        DESCRIPTION OF CURRENCY WARRANTS

   Currency Warrants may be in the form of either: (i) Currency Put Warrants giving the holders the right to receive from us the cash settlement value in U.S. dollars of the right to sell a specified amount of a specified foreign currency or currency units for a specified amount of U.S. dollars or (ii) Currency Call Warrants giving the holders the right to receive from us the cash settlement value in U.S. dollars of the right to purchase a specified amount of a specified foreign currency or units of two or more currencies for a specified amount of U.S. dollars. The spot exchange rate of the applicable base currency, as compared to the U.S. dollar, will determine whether the Currency Warrants have a cash settlement value on any given day prior to their expiration.

   The Currency Warrants are to be issued under a Currency Warrant Agreement between us and a bank or trust company, as Currency Warrant Agent (the "Currency Warrant Agent"), all as shall be set forth in the applicable prospectus supplement. Selected provisions of the Currency Warrant Agreement and warrant certificates are summarized below. The summary is not complete, but a copy of the form of Currency Warrant Agreement, is filed as an exhibit to the registration statement. See "Where To Find More Information" for information on how to locate the Currency Warrant Agreement.

General

   The applicable prospectus supplement will describe the terms of Currency Warrants being offered by that prospectus supplement, including the following:

  .  whether Currency Put Warrants or Currency Call Warrants will be offered;

  . the formula for determining the cash settlement value, if any, of each Currency Warrant;

  . the procedures and conditions relating to the exercise of such Currency Warrants;

  .  when the Currency Warrants will be deemed to be automatically exercised;

  . any minimum number of Currency Warrants which must be exercised at any one time;

  . the dates the right to exercise such Currency Warrants will begin and end; and

  .  a discussion of material federal income tax considerations, if any.

Book-Entry Procedures and Settlement

   Except as may otherwise be provided in an applicable prospectus supplement, the Currency Warrants will be issued in book-entry form represented by a global Currency Warrant Certificate registered in the name of a depositary or its nominee. Holders will not be entitled to receive definitive certificates representing Currency Warrants. A Holder's ownership of a Currency Warrant will be recorded on or through the records of the brokerage firm or other entity that maintains such Holder's account. In turn, the total number of Currency Warrants held by an individual brokerage firm for its clients will be maintained on the records of the depositary in the name of such brokerage firm or its agent. Transfer of ownership of any Currency Warrant will be effected only through the selling holder's brokerage firm.

   The Cash Settlement Value will be paid by the Currency Warrant Agent to the depositary. The depositary will be responsible for crediting the amount of such payments to the accounts of participants or indirect participants in accordance with its standard procedures. Each participant or indirect participant will be responsible for disbursing such payments to the Holders that it represents and to each brokerage firm for which it acts as agent. Each such brokerage firm will be responsible for disbursing funds to the Holders that it represents.

Exercise of Currency Warrants

   Except as may otherwise be provided in an applicable prospectus supplement, each Currency Warrant will entitle the Holder to receive the Cash Settlement Value of such Currency Warrant on the applicable Exercise Date, in each case as such terms will be defined in the applicable prospectus supplement. If not exercised prior to 3:00 P.M., New York City time, on the fifth New York Business Day preceding the expiration date, Currency Warrants will be deemed automatically exercised on the expiration date.

Listing

   Except as may otherwise be provided in an applicable prospectus supplement, each issue of Currency Warrants will be listed on a national securities exchange, subject only to official notice of issuance, as a condition of sale of any such Currency Warrants. In the event that the Currency Warrants are delisted from, or permanently suspended from trading on, such exchange, the expiration date for such Currency Warrants will be the date such delisting or trading suspension becomes effective and Currency Warrants not previously exercised will be deemed automatically exercised on such expiration date. The applicable Currency Warrant Agreement will contain a covenant of ours not to seek delisting of the Currency Warrants, or suspension of their trading, on such exchange.

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

                              PLAN OF DISTRIBUTION

   We may sell the Securities: (i) through underwriters or dealers, (ii) directly to purchasers, and (iii) through agents. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act of 1933.

   We may authorize the underwriters to solicit offers by certain institutions to purchase Securities from us pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each such contract will be for an amount not less than the amount specified in such prospectus supplement, and unless we otherwise agree, the aggregate principal amount of Securities sold pursuant to such contracts will not be more than the respective amounts stated in the prospectus supplement.

   We may have agreements to indemnify the underwriters, dealers and agents against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make.

   Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

   Each underwriter, dealer and agent participating in the distribution of any Securities that are issuable as Bearer Securities will agree that it will not offer, sell or deliver, directly or indirectly, Bearer Securities in the United States or to United States persons (other than qualifying financial institutions) in connection with the original issuance of such Securities.

                                 LEGAL MATTERS

   The legality of the Securities has been passed upon for us by John R. Parker, Jr., our Senior Vice President and General Counsel, who as to matters of New York law has relied upon the opinion of Cleary, Gottlieb, Steen & Hamilton, New York, New York. Mr. Parker also owns shares of our common stock and options to purchase shares of our common stock.

                                    EXPERTS

   Our consolidated financial statements and schedule appearing in or incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2000, have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included or incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements and schedule have been incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

                         WHERE TO FIND MORE INFORMATION

   We have filed with the Securities and Exchange Commission (the "SEC") a registration statement under the Securities Act of 1933, as amended, with respect to the Securities offered hereby. This prospectus is part of that registration statement. As permitted by the SEC's rules, this prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement.

   We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. As a result, we file reports and other information with the SEC. The public may read and copy any reports, proxy and information statements and other information we have filed can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the SEC: Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and New York Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC's web site that contains reports, proxy and information statements and other information regarding registrants, like us, that file electronically. The address of the SEC's site is:
"http://www.sec.gov". Our Common Stock is listed on The New York Stock Exchange, and such reports, proxy and information statements and other information concerning us may also be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. We make additional information available at our web site, "http://www.cokecce.com".

   The following documents are incorporated by reference in this prospectus:

  . our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

  . our Quarterly Reports on Form 10-Q for the quarters ended March 30, 2001 and June 29, 2001; and

  . our Current Reports on Form 8-K dated January 25, 2001, March 29, 2001, April 12, 2001, April 23, 2001, May 1, 2001, June 8, 2001, July 11,
     2001, July 17, 2001 and July 23, 2001.

   All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities are also incorporated by reference into this prospectus even though they are not specifically identified in this prospectus.

   We will provide to each person, including any beneficial owner, to whom this prospectus and the prospectus supplement is delivered, on written or oral request of such person, a copy of any or all of the foregoing documents incorporated by reference into this prospectus (without exhibits to such documents other than exhibits specifically incorporated by reference into such documents). Requests for such copies should be directed to the office of the Treasurer, Coca-Cola Enterprises Inc., 2500 Windy Ridge Parkway, Suite 700, Atlanta, Georgia 30339; telephone number (770) 989-3051. The copies will be provided without charge.

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                                $1,000,000,000

                     [LOGO OF COCA-COLA ENTERPRISES INC.]

                      $450,000,000 5.375% Notes due 2006
                      $550,000,000 6.125% Notes due 2011

                                 ------------

                             PROSPECTUS SUPPLEMENT

                                August 9, 2001

                                 ------------

                          Joint Book-Running Managers

Banc of America Securities LLC Deutsche Banc Alex. Brown Salomon Smith Barney

                                 ------------

                   SunTrust Equitable Securities Corporation
                                     HSBC
                             ABN AMRO Incorporated
                              CIBC World Markets

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